P.E. 1/1/02
1-6439

02012274

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

SONY CORPORATION
(Translation of registrant's name into English)
7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By T. Tokunaka
(Signature)

Teruhisa Tokunaka
Executive Deputy President
and Chief Financial Officer

Date: January 25, 2002

List of materials

Documents attached hereto:

i) A press release regarding Sony Corporation's consolidated financial results for the third quarter ended December 31, 2001.

ii) A press release regarding Sony Communication Network Corporation's consolidated financial results for the third quarter ended December 31, 2001, which is based on the generally accepted accounting standards in Japan.

iii) A press release regarding WebOnline Networks, Ltd. to be dissolved and merged into Sony Communication Network Corporation which will be the continuing corporation.

January 25, 2002

Company name: Sony Corporation
Representative Title and Name: Representative Director Teruhisa Tokunaka
(stock code: 6758 Tokyo Stock Exchange First Section)
[tracking stock subsidiary]
Company name: Sony Communication Network Corporation
Representative Title and Name: Representative Director, President and CEO Senji Yamamoto
(stock code: 67585 Tokyo Stock Exchange First Section)
For inquiries: Director and CFO Sadao Takigawa
(TEL) 03-3446-7210

WEBONLINE NETWORKS, LTD. TO BE DISSOLVED AND MERGED INTO SONY COMMUNICATION NETWORK CORPORATION WHICH WILL BE THE CONTINUING CORPORATION

Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today the approval by SCN Group's Board of Directors on January 22, 2002 to merge on April 1, 2002 with WebOnline Networks, Ltd. (hereinafter, "WON"), which became a 100% subsidiary of SCN Group on October 1, 2001. SCN Group operates under the service name "So-net" and had 1.83 million subscribers as of the end of December 2001; WON operates under the service name "JustNet" and had 340,000 subscribers as of the end of December 2001.

1. Purpose of the merger

The broadband network era, including technologies such as ADSL and FTTH, is expected to rapidly unfold. In the area of Internet connection and content services, the provision of economical and stable connection environments as well as appealing content services has become even more necessary. In response to this era, the merger of WON with the SCN Group, while expanding the scale of SCN's subscriber base, aims to further strengthen the management base of SCN Group through such steps as cost reductions based on integrating the two networks. It also aims to offer competitive broadband network services uniting the connection and content services of WON with those of the SCN Group.

From this merger, the SCN Group aims to realize as quickly as possible unified services that take advantage of the strengths of both. For present JustNet subscribers, the objective is to add to the services currently offered them, and in the future, to offer them greater services as So-net subscribers.

1-2. Managing services after the merger

WON connection and content services, including "JustNet," will basically pass to SCN Group after the merger. Then, while taking into consideration the avoidance of a negative impact on existing WON subscribers, the plan is to integrate the "So-net" services as soon as possible.

2. Summary of the merger

(1) Merger schedule

Merger agreement approval by board of directors

January 22, 2002 (SCN/WON)

Signing of merger agreement

January 22, 2002 (SCN/WON)

Merger agreement approval by General Shareholders' Meeting

January 22, 2002 (WON only)

Merger date

April 1, 2002

Merger registration date

At the beginning of April, 2002

(2) Merger method

WON will be dissolved through a method of absorption, with the SCN Group being the continuing entity. Under Article 408, Section 1 of the Commercial Code, the SCN Group will carry out the merger without getting approval of the merger agreement at a General Shareholders' Meeting (simplified merger).

(3) Merger ratio

Because the SCN Group holds all of the issued shares of WON, there will not be any issuance of new stock nor any increase in capital stemming from the merger. Therefore, there is no calculation of a merger ratio.

(4) Merger payment

At the time of the merger, SCN Group will not make any merger payment.

3. Summary of merging companies **(As of September 30, 2001)**

(1) Name	Sony Communication Network Corporation (SCN: merging company)	WebOnline Networks, Ltd. (WON: merged company)
(2) Business	Connection service business, Content business, and Platform business	Development and operation of Internet related services
(3) Established	November 1, 1995	March 17, 2000
(4) Address	Gotenyama Hills, 4-7-35 Kita-Shinagawa, Shinagawa-ku, Tokyo	Shinbashi Sumitomo Building, 5-11-3 Shinbashi, Minato-ku, Tokyo
(5) Representative	Representative Director, President & CEO Senji Yamamoto	Representative Director and President Sadakazu Nagai
(6) Capital	5,246 million yen	360 million yen
(7) Number of issued stock (par value)	235,520 (no par value)	7,200 (50,000 yen)
(8) Assets	14,750 million yen (consolidated)	1,266 million yen
(9) Fiscal year end	March 31	March 31
(10) Number of employees	367 (consolidated)	41
(11) Equity Holders	Sony Corporation ....47.8% Sony Music Entertainment (Japan) Inc. ....34.8% Sony Finance International, Inc. 17.4%	Justsystem Corporation ....100.0% See note 1
(12) Relationship of companies	Capital	Not applicable. See note 1.
	Personnel	Not applicable. See note 2.
	Transactional	Not applicable.

Notes :

1. On October 1, 2001, WON became a 100% subsidiary of the SCN Group
2. At the October 1, 2001 WON Special Shareholders Meeting, Directors Kazunori Ukikawa, and Hatuko Ukikawa and Statutory Auditor Jun Iuchi retired. Directors Senji Yamamoto, Yukinao Kondo, and Kenichiro Yoshida were appointed, as was Statutory Auditor Sadao Takigawa. Also, at the same time WON Board of Directors, Senji Yamamoto was appointed as Representative Director and chairman.
3. WON's financial indicators are unaudited.
4. Rounded to the nearest million yen.

(13) Results of 3 most recent fiscal periods (units: millions of yen) see note 5

	SCN see note 4 (merging company)			WON see notes 1,2,3,4 (merged company)
Fiscal period	April 1, 1998 to March 31, 1999 (non-consolidated)	April 1, 1999 to March 31, 2000 (non-consolidated)	April 1, 2000 to March 31, 2001 (consolidated)	April 1, 2000 to March 31, 2001 (non-consolidated)
Sales	13,197	25,536	34,688	2,290
Operating income (loss)	949	2,427	100	(25)
Ordinary income (loss)	943	2,452	(244)	(21)
Net income (loss)	943	1,411	(499)	(13)
Assets	3,080	5,584	7,486	1,214
Stockholders' Equity	(1,597)	679	634	346

Notes:
1. WON results for the fiscal year ending March 31, 2001 represented the period of July 1, 2000 (the start of operations) to March 31, 2001.
2. WON's financial indicators are unaudited.
3. Because WON was established on March 17, 2000, only one year's results are given.
4. Regarding the SCN Group, results for the year ending March 31, 2001 are consolidated. For the years ending March 31, 1999 and March 31, 2000, results are non-consolidated because there were no subsidiaries.
5. Rounded to the nearest million yen.

4. Company Profile after merger

1. Name: Sony Communication Network Corporation

2. Address: Gotenyama Hills, 4-7-35 Kita-Shinagawa, Shinagawa-ku, Tokyo

3. Representative: Representative Director, President and CEO Senji Yamamoto

4. Established: November 1, 1995

5. Business: Connection service business, Content business, and Platform business

6. Fiscal year end: March 31

7. Capital: 5,246 million yen (At the time of the merger, there will be no increase in stated capital.)

8. Number of issued stock: 235,520 shares (At the time of the merger, no new shares will be issued).

9. Equity Holders: Sony Corporation 47.8%
Sony Music Entertainment (Japan) Inc........34.8%
Sony Finance International, Inc................17.4%

5. Impact on Results Forecast

Regarding the forecast of Consolidated Results for the year ending March 31, 2003, after the merger, the impact on results for the year ending March 31, 2003 is expected to be slight.

6. Officer structure (planned)

There are not expected to be any changes to the SCN Group's executive structure after the merger.

~~~~~~

For inquiries, please contact:

Sony Corporation

IR Department

TEL : 03-5448-2180

Sony Communication Network Corporation

PR/IR Section

TEL : 03-3446-7210 FAX:03-5793-5704 E-mail:pr@ml.scn.co.jp
~~~~~~

SONY

6-7-35 Kita-shinagawa
Shinagawa-ku
Tokyo, 141-0001 Japan

News & Information

No: 02-002E
Date: January 25, 2002

Subsidiary Tracking Stock
Sony Communication Network Corporation
Financial Results For the Third Quarter and the Nine-Month Period Ended December 31, 2001

Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for both the third quarter ended December 31, 2001 (the period from October 1, 2001 to December 31, 2001) and the nine-month period ended December 31, 2001 (the period from April 1, 2001 to December 31, 2001).

Summary of Consolidated Results

The following is a summary of SCN Group's consolidated results for the third quarter and the nine-month period ended December 31, 2001. These results are based on the generally accepted accounting standards of Japan.

Consolidated Results for the Third Quarter

(Millions of Yen)

	Three-months, ended December 31		
	2000	**2001**	Change (%)
Sales	¥ 6,890	**¥ 8,625**	+25.2
Operating loss	646	**519**	—
Ordinary loss	760	**687**	—
Net loss	609	**457**	—

Consolidated Results for the Nine-Month Period

(Millions of Yen)

	Nine- months, ended December 31		
	2000	**2001**	Change (%)
Sales	¥ 27,588	**¥ 24,141**	(12.5)
[Excluding Sales of AIBO]	[20,375]		[+18.5]
Operating income (loss)	66	**(1,356)**	—
Ordinary loss	208	**1,861**	—
Net loss	436	**1,506**	—

(note) Sales of the entertainment robot "AIBO" sold to domestic customers under contract to Sony Corp. amounted to 7,213 million yen in the year earlier period.

Summary of Consolidated Operations

During the quarter under review, the business environment saw notable growth, due to such factors as connection costs falling because of an intensification of competition among providers to attract DSL users. From when DSL was introduced through the end of last year, within the Internet-using population in Japan, the number of DSL users had passed 1.5 million.

Under these conditions, sales of the SCN Group in the quarter ended December 31, 2001 increased by 25.2% to 8,625 million yen, compared with the third quarter of the previous year. Starting from the third quarter, the results of WebOnline Networks, Ltd. (hereinafter "WON"), which became a 100% subsidiary on October 1, 2001, have been consolidated.

Regarding profit performance, for the quarter under review, an operating loss of 519 million yen was recorded, compared with an operating loss of 646 million yen in the year earlier period. This was due to such factors as sales promotion expenditures, such as marketing costs and campaigns related to TV commercials aimed at new "So-net ADSL" member; business outsourcing expenses connected with increases in call center operators in response to increased inquiries related to "So-net ADSL"; and the impact of expenses connected with subsidiaries.

In addition, equity losses of 179 million yen were recorded for affiliated companies accounted for by the equity method, including DeNA Co., Ltd.; Skygate Co., Ltd.; and Label Gate Co., Ltd. This resulted in an ordinary loss of 687 million yen, compared with an ordinary loss of 760 million yen in the year earlier period. Furthermore, minority interest in loss of consolidated subsidiaries amounted to 154 million yen, compared with 16 million yen in the year earlier period, due to an increased operating loss incurred by Drivegate Inc. As a result, a net loss of 457 million yen was recorded during the quarter, compared with net loss of 609 million yen in the year earlier period.

Sales by Category

The third quarter ended December 31, 2001

		3rd quarter ended December 31, 2000 (millions of yen)	Percentage of total (%)	3rd quarter ended December 31, 2001 (millions of yen)	Percentage of total (%)	Year-on-year change (%)
Operating revenue	Internet provider services	5,596	81.2	**7,186**	83.3	+28.4
	Internet-related services	1,036	15.1	**1,222**	14.2	+17.9
Merchandise sales		257	3.7	**217**	2.5	(15.6)
Total		6,890	100.0	**8,625**	100.0	+25.2

The nine-months ended December 31, 2001

		Nine-months ended December 31, 2000 (millions of yen)	Percentage of total (%)	Nine-months ended December 31, 2001 (millions of yen)	Percentage of total (%)	Year-on-year change (%)
Operating revenue	Internet provider services	16,981	61.6	**19,703**	81.6	+16.0
	Internet-related services	2,546	9.2	**3,991**	16.5	+56.7
Merchandise sales		8,061	29.2	**447**	1.9	(94.5)
Total		27,588	100.0	**24,141**	100.0	(12.5)
Sales ex-AIBO, and year-on-year comparisons (see note)		20,375	—	**24,141**	—	+18.5

(note) Sales of the entertainment robot "AIBO" sold to domestic customers under contract to Sony Corp. amounted to 7,213 million yen in the year earlier period.

《Operating revenue》

ISP services

During the period under review, the number of broadband and traditional Internet users rapidly increased due to an intensification of competition among providers and significant declines in the cost of Internet connections.

Under these conditions, in connection services, with the "So-net ADSL" service announced in July, the SCN Group had registered over 130,000 users as of the end of 2001. The total number of broadband subscribers at the SCN Group has passed 170,000. Also, starting from the quarter under review, sales of the connection services of WON, which became a fully owned subsidiary on October 1, 2001, are recorded in this category.

As a result, sales of ISP services for the quarter under review were 7,186 million yen, an increase of 28.4% compared with the year earlier period. Such sales accounted for 83.3% of total sales. ISP Subscribers numbered 1,570,000 as of the end of the quarter (of which 250,000 were WON ISP subscribers), an increase of approximately 440,000 compared with the 1,130,000 subscribers as of the end of the previous year period. During the quarter, if the effect of the inclusion of WON subscribers is not included, the rate of growth in new members declined compared with the year earlier period.

Internet-related services

As of the end of the quarter under review, content subscribers to content-related services were 590,000 (of which, 90,000 were WON content subscribers), an increase of approximately 180,000 compared with the 410,000 subscribers as of the end of the previous year period. Content fees, including that of "PostPet Park" and fortune telling contents; sales of subsidiaries; and sales stemming from the construction of authentication and settlement systems are also included in this category. As a result, compared with the year earlier period, sales in this category increased 17.9% to 1,222 million yen, and such sales accounted for 14.2% of total sales.

《**Merchandise sales**》

In this category, although there were contributions from sales of ADSL modems for using "So-net ADSL" and "e-Mart," a shopping portal site, sales of such items as PostPet-related goods and software, which were strong in the year earlier period, decreased. Thus, during the quarter under review, merchandise sales decreased by 15.6%, to 217 million yen. Such sales accounted for 2.5% of total sales.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

SCN Group includes the following five subsidiaries: So-net Sports.com Corp., So-net Be Media Corp., So-net M3 Inc., Drivegate Inc., and WebOnline Networks, Ltd. SCN Group also includes three affiliated companies accounted for by the equity method: DeNA Co., Ltd., Skygate Co., Ltd., and Label Gate Co., Ltd.

Among these, in November 2001, the equity ratio in DeNA Co., Ltd. declined from 25.6% to 25.0% due to issuance of stock to a third party. As a result of this transaction, gain on issuance of stock of equity investee of -78 million yen was recorded, during the quarter under review. Equity in net losses of affiliated companies of 179 million yen was recorded, compared with 105 million yen in the third quarter of the previous year. Furthermore, in December 2001, Sonet M3 Inc. acquired the business of the medical portal site "WebMD Japan" from WebMD Corporation. The 6 other companies continued to record operating losses as in the quarter ended September 30, 2001.

Cash Flow

Cash and cash equivalents were 5,100 million yen at the end of the nine month period ended December 31, 2001, which was an increase of 4,751 million yen compared with the end of the nine month period of the previous year. This was a result of such factors as a capital increase financed by Sony Corp. through the issuance by Sony Corp. of the Subsidiary Tracking Stock linked to SCN Group.

<Cash flow from operating activities>

During the nine months ended December 31, 2001, regarding cash flows from operating activities, SCN Group used 358 million yen, while during the nine months ended December 31, 2000, SCN Group generated 68 million yen. This was due to the recording of a net loss before income taxes of 1,824 million yen, compared with a loss of 159 million yen in year earlier period. Also, payments for income taxes were 375 million yen compared with a loss of 600 million yen in the year earlier period; the increase in accrued expenses was 534 million yen, compared with an increase of 624 million yen in the year earlier period; and the increase in account payable, trade was 278 million yen, compared with 90 million yen in the year earlier period. Also, depreciation of fixed assets of 658 million yen and equity in net losses of affiliated companies of 490 million yen were included in net loss before income taxes during the nine month period ended December 31, 2001.

<Cash flow from investing activities>

During the nine months ended December 31, 2001, regarding cash flows from investing activities, SCN Group used 2,677 million yen, while during the nine months ended December 31, 2000, SCN Group used 1,268 million yen. This reflected expenditures of 1,496 million yen connected with the acquisition of WebOnline Networks, Ltd.; payment for the acquisition of intangible fixed assets such as systems for connection services, e-commerce, and web site development of 593 million yen; and 154 million yen for acquisition of investment securities, including a 134 million-yen disbursement for the establishment of Sony Network Taiwan Ltd.

<Cash flow from financing activities>

During the nine months ended December 31, 2001, regarding cash flows from financing activities, SCN Group generated 7,676 million yen, while during the nine months ended December 31, 2000, SCN Group generated 1,278 million yen. This reflected a capital increase financed by Sony Corp. through the issuance by Sony Corp. of the Subsidiary Tracking Stock linked to SCN Group which resulted in an increase in cash of 9,529 million yen. Of such amount, 1,872 million yen was used to repay short-term debt, including 1,472 million yen to repay short-term debt to Sony Corp.

For inquiries, please contact:
Sony Corp, IR Department
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tel:(03) 5448-2180

Segment Information

<Operating segment information>

3rd quarter ended December 31, 2001
Nine-months ended December 31, 2001

The SCN Group is involved solely in network service-related operations; thus, as it operates a single business segment, information in this section has been omitted.

<Geographic segment information>

3rd quarter ended December 31, 2001
Nine-months ended December 31, 2001

Disclosures relating to geographic segment are not applicable because the group does not operate outside of Japan.

<Overseas sales>

3rd quarter ended December 31, 2001
Nine-months ended December 31, 2001

Because overseas sales accounted for less than 10 percent of overall sales, disclosures relating to overseas sales have been omitted.

Condensed Consolidated Statements of Income (Unaudited)

For the third quarter ended December 31, 2001

(Millions of yen)

	Three -months ended December 31				
	2000		**2001**		Change
Sales		6,890		**8,625**	+25.2%
Cost of sales		3,989		**4,961**	
Gross profit		2,900		**3,664**	
Selling, general and administrative expenses		3,546		**4,183**	
Operating loss		646		**519**	—%
Non-operating income		6		**18**	
Non-operating expenses					
Equity in net loss of affiliated companies	105		**179**		
Other	15	119	**7**	**186**	
Ordinary loss		760		**687**	—%
Extraordinary gain					
Gain on sales of telephone rights	46		—		
Gain on issuance of stock by consolidated subsidiary and equity investee	—	46	**78**	**78**	
Extraordinary loss		—		—	
Net loss before income taxes		714		**609**	—%
Income tax current	(99)	—	**(73)**	—	
Income tax deferred	10	(89)	**75**	**2**	
Minority interest loss		16		**154**	
Net loss		609		**457**	—%

For the nine months ended December 31, 2001

(Millions of yen)

	Nine-months ended December 31				
	2000		**2001**		Change
Sales		27,588		**24,141**	(12.5)%
Cost of sales		17,409		**14,292**	
Gross profit		10,179		**9,849**	
Selling, general and administrative expenses		10,114		**11,205**	
Operating income (loss)		66		**(1,356)**	—%
Non-operating income		16		**46**	
Non-operating expenses					
Equity in net loss of affiliated companies	237		**490**		
Other	52	289	**61**	**551**	
Ordinary loss		208		**1,861**	—%
Extraordinary gain					
Gain from forgiveness of debt	416		—		
Gain on sales of telephone rights	46		—		
Gain on issuance of stock by consolidated subsidiary and equity investee	—	462	**97**	**97**	
Extraordinary loss					
Write-off of goodwill	400		—		
Cancellation charge	13		—		
Extraordinary depreciation of fixed assets	—	413	**60**	**60**	
Net loss before income taxes		159		**1,824**	—%
Income tax current	403	—	**75**	—	
Income tax deferred	(87)	315	**(164)**	**(90)**	
Minority interest loss		38		**228**	
Net loss		436		**1,506**	—%

Condensed Consolidated Balance Sheets (Unaudited)

			(Millions of yen)
ASSETS	December 31 2000	March 31 2001	**December 31 2001**
Current asset	3,930	4,077	**9,624**
Cash and bank deposit	349	483	**545**
Notes and account receivable, trade	2,994	2,966	**3,816**
Inventories	118	177	**116**
Deposit in parent company	—	—	**4,555**
Deferred tax assets	147	188	**282**
Other	350	286	**354**
Allowance for bad debt	(27)	(23)	**(43)**
Noncurrent asset	3,387	3,409	**5,013**
Property, plant and equipment	603	603	**520**
Intangible assets	1,433	1,359	**2,809**
Software	959	956	**1,123**
Goodwill	46	43	**1,382**
Other	429	360	**303**
Investment and other assets	1,351	1,446	**1,684**
Investment in affiliates and others	733	838	**830**
Deferred tax assets	179	167	**250**
Others	439	440	**604**
Total assets	7,317	7,486	**14,638**

LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities	4,514	4,673	**4,938**
Account payable, trade	1,088	1,152	**1,652**
Short-term borrowing from parent company	1,279	1,472	—
Current portion of long-term borrowing from parent company	—	—	**900**
Accrued expense	1,668	1,291	**2,033**
Others	479	758	**353**
Long-term liabilities	2,081	2,080	**1,165**
Long-term borrowing from parent company	2,000	2,000	**1,100**
Others	81	80	**65**
Total liabilities	6,595	6,752	**6,103**
Minority interest	25	100	**(140)**
Common stock	481	481	**5,246**
Additional paid-in capital	—	—	**4,765**
Retained earnings (accumulated losses)	218	156	**(1,350)**
Unrealized exchange gain (losses) of investment securities	(2)	(3)	**15**
Total stockholders' equity	697	634	**8,675**
Total liabilities and stockholders' equity	7,317	7,486	**14,638**

Consolidated Statements of Cash Flow (Unaudited)

	(Millions of yen)	
	Nine-months ended December 31	
	2000	**2001**
I. Cash flows from operating activities		
Net loss before income taxes	(159)	**(1,824)**
Depreciation and amortization	560	**658**
Extraordinary depreciation of fixed assets	—	**60**
Write-off of goodwill	400	**—**
Amortization for goodwill	1	**82**
Gain from forgiveness of debt	(416)	**—**
Equity in net losses of affiliated companies	237	**490**
Gain on issuances of stock by consolidated subsidiary and equity investee	—	**(97)**
Decrease in accrued bonuses	(71)	**(189)**
Decrease in retirement allowance	(8)	**—**
Increase in accrued severance cost for employees	15	**12**
Increase in accrued severance indemnities for directors	—	**16**
Increase in allowance for bad debt	12	**7**
Interest income	(1)	**(2)**
Interest expense	13	**7**
Loss on disposal of tangible fixed assets	9	**9**
(Gain) loss on sales of tangible fixed assets	(49)	**1**
Increase in account receivable, trade	(288)	**(169)**
(Increase) decrease in inventories	(54)	**68**
(Increase) decrease in other current assets	(105)	**53**
Increase in account payable, trade	90	**278**
Increase in accrued expenses	624	**534**
Increase (decrease) in other current liabilities	(132)	**26**
Sub Total	679	**21**
Receipt of interest	1	**2**
Payments for interest	(13)	**(7)**
Payments for income taxes	(600)	**(375)**
Net cash provided by (used in) operating activities	68	**(358)**

	Nine-months ended December 31 2000	(Millions of yen) 2001
II. Cash flows from investing activities		
Payment for securities investment	(365)	**(154)**
Payment for acquisition of fixed assets	(358)	**(103)**
Proceeds from sales of fixed assets	2	**2**
Payment for acquisition of intangible assets	(502)	**(593)**
Proceeds from sales of intangible assets	2	**1**
Payment for deposit	(2)	**(20)**
Payments for long term prepaid expenses	(1)	**(19)**
Net cash increase resulting from acquiring subsidiaries	9	—
Net cash decrease resulting from acquiring subsidiary	—	**(1,496)**
Payment for acquisition of subsidiaries' stock held by minority shareholders	(53)	**(16)**
Payments for loan	—	**(281)**
Net cash used in investing activities	(1,268)	**(2,677)**
III. Cash flows from financing activities		
Increase (decrease) in short-term borrowing	1,207	**(1,872)**
Proceeds from issuances of stock to minority shareholders	69	**19**
Proceeds from issuances of stocks	1	**9,529**
Net cash provided by financing activities	1,278	**7,676**
IV. Effect of exchange rate difference on cash and cash equivalents	—	—
V. Increase in cash and cash equivalents	78	**4,641**
VI. Cash and cash equivalents at beginning of year	221	**483**
VII. Cash and cash equivalents of newly consolidated subsidiary	50	—
VIII. Decrease in cash and cash equivalents resulting from deconsolidation	—	**(24)**
IX. Cash and cash equivalents at end of the period	349	**5,100**

(Note)

1. The previous fiscal year's and the year earlier period's financial statements are attached for reference.
2. As of December 31, 2001, there were 5 subsidiaries and 3 affiliated companies accounted for by the equity method.
3. Financial statements of SCN Group are based on the standards conforming with Generally Accepted Accounting Principles in Japan.

(For reference)

(millions of yen)

	3rd quarter ended December 31, 2000	**3rd quarter ended December 31, 2001**	Change (%)
Increase in fixed assets	32	**59**	+87.1
Increase in intangible assets	231	**225**	(2.4)
Depreciation of fixed assets*	52	**54**	+2.6
Amortization of intangible assets	162	**171**	+5.5
R&D expenses	12	—	—

	Nine-months ended December 31, 2000	**Nine-months ended December 31, 2001**	Change (%)
Increase in fixed assets	381	**128**	(66.4)
Increase in intangible assets	662	**725**	+9.5
Depreciation of fixed assets*	140	**203**	+44.3
Amortization of intangible assets	408	**503**	+23.1
R&D expenses	88	—	—

* Including extraordinary depreciation of fixed assets

Strategies and Outlook

3rd Quarter Review and 4th Quarter Major Initiatives

During the quarter under review, in order to expand its subscriber base, the SCN Group carried out the acquisition of WON on October 1, 2001 for 1,800 million yen, and it became a 100% subsidiary. As a result, the results of WON are consolidated starting from the quarter under review. Also, as part of the integration of the two companies, WON will be dissolved by merger on April 1, 2002, and SCN will serve as the continuing entity.

In the area of connection and content services, registration for "So-net ADSL" started in July 2001, and by the end of December 2001, over 130,000 customers had signed up.

In the quarter ending March 31, 2002, the SCN Group plans to continue emphasizing new subscriber acquisition for "So-net ADSL" while increasing its call center capabilities. In this way, the SCN Group expects to offer an optimal Internet environment for both narrowband and broadband.

Furthermore, looking towards the April 1, 2002 merger, the SCN Group intends to reduce costs by unifying its service platform with that of WON while making smooth progress in joining the two companies.

Forecast of Consolidated Results

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2002, SCN Group has revised the forecast announced in October as follows:

(millions of yen)

Consolidated Results		Change from previous year
Sales	33,300	(4.0%)
(excluding "AIBO"		+21.2%)
Operating income(loss)	(1,900)	—%
Ordinary income(loss)	(2,400)	—%
Net income(loss)	(2,100)	—%

The above forecast takes into account the following changes from the October forecast.

- At the end of the fiscal year ending March 31, 2002, SCN Group expects that the total number of subscribers, including WON subscribers, to be 2,230,000 of which 1,610,000 are expected to be ISP subscribers, and 620,000 are expected to be content subscribers.
- The forecast for sales has been revised down by 1,200 million yen. Breaking this down by segment, it is expected that the downward revision in expected SCN Group subscribers from 1.40 million to 1.36 million will result in a downward revision in sales of 600 million yen. In Internet-related services, the downward revision in sales is 500 million yen. In merchandise sales, the downward revision is 100 million yen.
- Due to rapidly increasing volumes of inquiries (telephone, mail, fax, etc.) to call centers for "So-net ADSL" connection services, it is expected that due to such factors as the hiring of more temporary employees, business outsourcing fees will increase.
- It is expected that marketing expenses for television commercials and sales promotion expenses for new subscriber campaigns will increase from the end of 2001 into 2002.

For Reference

The previous forecast for consolidated results for the fiscal year ending March 31, 2002 is as follows (announced on October 25, 2001):

(millions of yen)

Consolidated Results		Change from previous year
Sales	34,500	(0.5%)
(excluding "AIBO"		+25.6%)
Operating income(loss)	(1,300)	–%
Ordinary income(loss)	(1,800)	–%
Net income(loss)	(1,600)	–%

Consolidated financial results for the year ended March 31, 2001

(millions of yen)

Consolidated Results		Change from previous year
Sales	34,688	–%
Operating income (loss)	100	–%
Ordinary income (loss)	(244)	–%
Net income (loss)	(499)	–%

(Because it had no subsidiaries at the time, SCN did not prepare consolidated financial statements for periods prior to March 31, 2000. Consequently the figures above do not include year-on-year comparisons.)

Cautionary statement:

Statements made in this release with respect to Sony Communication Network's ("SCN") current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

SONY

News & Information

6-7-35 Kitashinagawa
Shinagawa-ku
Tokyo 141-0001 Japan

No: 02-001E
3:00 P.M. JST, January 25, 2002

CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2001

Tokyo, January 25, 2002 -- Sony Corporation announced today its consolidated results for the third quarter ended December 31, 2001.

Summary

- Despite the difficult global economic environment in the third quarter, on a U.S. GAAP basis, Sony achieved the largest quarterly consolidated sales in its history and a 10% increase in operating income over the third quarter of the previous year. However, income before income taxes decreased 12% and net income fell 14%.

- The Japanese yen was weaker against the U.S. dollar and the euro compared with the third quarter of the previous year. This development benefited sales and operating income compared with results on a constant currency basis.

- In the Electronics business, sales decreased slightly and operating income decreased 47%. Although, as a result of weak demand, profit performance worsened in semiconductors and PC peripherals for OEM supply, Sony's brand business performed well despite intense price competition. Sony achieved a reasonable inventory level due to its ability to control procurement, manufacturing, and inventory in response to changes in demand.

- In the Game business, due to strong sales of PS2 hardware and software, sales increased significantly. Further cost reductions of PS2 hardware also contributed to ¥66.4 billion ($503 million) of operating income compared with a loss recorded in the third quarter of the previous year.

- In the Music business, sales and operating income increased. In response to weak industry conditions, Sony is implementing restructuring measures such as reductions in headcount and rationalization of operations.

- In the Pictures business, sales increased and operating income was recorded compared with a loss in the third quarter of the previous year. Sony initiated a restructuring of its television operations to reduce costs.

- In the Financial Services business, revenue increased and operating income decreased. Although insurance-in-force increased steadily at Sony Life Insurance Co., Ltd. ("Sony Life") and Sony Assurance Inc., investment returns decreased at Sony Life.

- Regarding the consolidated forecast, Sony has revised upward its sales and operating income forecast to ¥7.55 trillion and ¥130 billion, respectively. Income before income taxes and net income forecast remain unchanged.

Consolidated Results for the Third Quarter

(Millions of yen, millions of U.S. dollars, except per share amounts)

	Third quarter ended December 31			
	2000	**2001**	Change	**2001**
Sales and operating revenue	¥ 2,129,646	**¥ 2,287,313**	+7.4%	**$ 17,328**
Operating income	144,777	**158,611**	+9.6	**1,202**
Income before income taxes	136,151	**119,289**	-12.4	**904**
Net income	74,773	**64,023**	-14.4	**485**
Per share data				
Common stock				
Net income				
— Basic	¥ 81.72	**¥ 69.72**	-14.7	**$ 0.53**
— Diluted	75.82	**64.87**	-14.4	**0.49**
Subsidiary tracking stock				
Net loss				
— Basic	¥ —	**¥ (4.06)**	—	**$ (0.03)**

Regarding the above consolidated results, also refer to "Notes" on pages 16 to 19.

Operating Performance Highlights

Note I: During the third quarter ended December 31, 2001, the average value of the yen was ¥122.6 against the U.S. dollar and ¥109.2 against the euro, which was 11.2% lower against the U.S. dollar and 13.9% lower against the euro, compared with the third quarter of the previous year. Operating results on a constant currency basis described in "Operating Performance" reflect sales and operating revenue ("sales") and operating income (loss) obtained by applying the yen's average monthly exchange rate in the third quarter of the previous year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Regarding the U.S.-based Music and Pictures businesses, results of worldwide subsidiaries (in the case of Music, excluding those of Japan) are consolidated on a U.S. dollar basis and translated into yen. Therefore, regarding such businesses, discussion of operating results on a constant currency basis is on a U.S. dollar basis only. Constant currency basis results are not reflected in Sony's financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP"). Also, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that constant currency basis results provide additional useful information to investors regarding operating performance.

During the third quarter ended December 31, 2001, the global economic environment in which Sony operates continued to show weakness, with higher unemployment and no definitive recovery evident in the major economies. However, during the 2001 year-end holiday selling season, consumer spending showed signs of health with strong demand for home-use game consoles and AV/IT products, especially in the U.S. In this environment, on a constant currency basis (refer to Note I above), Sony's consolidated sales decreased only approximately 1%, although operating income decreased approximately 48%, compared with the third quarter of the previous year. This was primarily because, although PlayStation 2 hardware and software showed strong performance in the Game business, semiconductors and original equipment manufacturing ("OEM") products showed weak performance and price competition intensified in the Electronics business.

In Sony's financial statements, which are presented in yen (the currency in which the financial statements are prepared) in accordance with U.S. GAAP, consolidated sales increased 7.4% to ¥2,287.3 billion ($17,328 million) and operating income increased 9.6% to ¥158.6 billion ($1,202 million) compared with the third quarter of the previous year, reflecting the positive impact of the yen's depreciation against the U.S. dollar and the euro. Regarding results by business segment, although sales decreased and operating income decreased significantly in the Electronics business, sales and operating performance improved significantly in the Game business, resulting in increases in consolidated sales and operating income.

The ratio of cost of sales to sales during the quarter remained nearly constant compared with the third quarter of the previous year. This was because, although profit performance declined in the Electronics business primarily reflecting deterioration of semiconductor and OEM businesses and intense price competition, profit performance improved notably in the Game business primarily reflecting higher sales of software and further cost reduction of PlayStation 2 hardware. Selling, general, and administrative expenses during the quarter increased primarily due to the impact of the yen's depreciation and higher personnel expenses. However, the ratio of selling, general, and administrative expenses to sales was nearly the same due to a significant improvement in profit performance in the Game business. Within selling, general and administrative expenses, personnel expenses increased primarily due to higher severance-related expenses corresponding to business restructuring, and due to the fact that approximately ¥0.4 billion ($3 million) of a stock-price-linked incentive compensation charge was recorded in the current quarter as compared to an approximately ¥4.9 billion reversal of the charge which was recorded in the third quarter of the previous year.

Results during the quarter included the positive effects of Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets", which Sony adopted in the first quarter ended June 30, 2001 (refer to Note 8 on pages 17 to 19). The effects of this change were an approximately ¥5.1 billion ($39 million) positive impact on operating income and income before income taxes, and an approximately ¥4.8 billion ($36 million) positive impact on net income. The positive effects on operating income by segment were approximately ¥0.8 billion ($6 million) in the Electronics business, approximately ¥2.6 billion ($20 million) in the Game business, approximately ¥0.8 billion ($6 million) in the Music business, and approximately ¥0.8 billion ($6 million) in the Pictures business.

Operating Performance Highlights by Business Segment

Note II: The following discussion is based on segment information. "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated (refer to "Business Segment Information" on pages 9 to 10). On the other hand, "Electronics sales and operating revenue by product category" represents sales to customers recorded after intersegment transactions are eliminated (refer to "Electronics Sales and Operating Revenue to Customers by Product Category" on page 11).

<u>Electronics</u>

During the third quarter ended December 31, 2001, on a constant currency basis (refer to Note I on page 2), sales in the Electronics business decreased approximately 10% and operating income decreased approximately 87% compared with the third quarter of the previous year. The significant deterioration in profit performance was primarily due to lower demand for semiconductors and PC peripherals for OEM supply and due to intense price competition. Despite the difficult conditions in the electronics industry, demand for Sony-branded consumer AV/IT products continued to be healthy, especially in the U.S.

Regarding sales by product on a constant currency basis, although sales of such products as PCs, projection televisions, digital still cameras, and set-top-boxes increased, sales of such products as CRT-based computer displays and CRTs, CD-R/RW drives and optical pickups, semiconductors, and broadcast-use products decreased. Regarding sales by geographic segment on a constant currency basis, sales decreased in all geographic segments. However, the decrease in sales in the U.S. was modest, due to healthy demand during the 2001 year-end holiday selling season.

On a U.S. GAAP basis, although the yen's depreciation positively impacted results, due to the previously mentioned factors, sales decreased 2.8% to ¥1,551.6 billion ($11,754 million) and operating income decreased 47.0% to ¥70.6 billion ($535 million) compared with the third quarter of the previous year.

Regarding "Electronics Sales and Operating Revenue to Customers by Product Category" (refer to page 11):

- "Audio" sales increased 3.3% to ¥239.3 billion ($1,813 million) primarily due to higher sales of portable audio.
- "Video" sales increased 6.8% to ¥250.8 billion ($1,900 million) primarily due to higher sales of digital still cameras and DVD-Video players.
- "Televisions" sales increased 15.2% to ¥256.6 billion ($1,944 million) primarily due to higher sales of projection televisions and set-top-boxes.
- "Information and Communications" sales decreased 5.4% to ¥323.3 billion ($2,449 million) primarily because, although sales of PCs increased, sales of CRT-based computer displays and broadcast-use products decreased and sales of mobile phones, manufactured for Sony Ericsson Mobile Communications (refer to "**Results of Affiliated Companies Accounted for under the Equity Method**" below), were recorded in the "Other" product category from the current quarter.
- "Semiconductors" sales decreased 39.8% to ¥39.6 billion ($300 million) due to lower sales of almost all product lines.
- "Components" sales decreased 14.1% to ¥149.5 billion ($1,133 million) primarily due to lower sales of CD-R/RW drives and optical pickups as well as CRTs.
- "Other" sales decreased 11.2% to ¥154.5 billion ($1,171 million) primarily due to lower sales at Aiwa Co., Ltd., partly offset by the previously mentioned sales of mobile phones.

Regarding profit performance by product, although a loss was recorded in CRTs, profits were recorded in such products as televisions, video cameras, portable audio, digital still cameras, and PCs. Compared with the third quarter of the previous year, although profit performance improved in portable audio, profit performance deteriorated in such products as semiconductors, CRTs, CD-R/RW drives and optical pickups, and video cameras.

Inventories as of December 31, 2001 in the Electronics business were approximately ¥629.5 billion ($4,769 million), a decrease of approximately ¥142.9 billion compared with those as of September 30, 2001. In addition to seasonal factors, the decrease was primarily because, despite the yen's depreciation during the current quarter, Sony strengthened its ability to control procurement, manufacturing, and inventory in response to changes in demand through the design and manufacturing platform companies established in April 2001.

Game

During the third quarter ended December 31, 2001, on a constant currency basis (refer to Note I on page 2), sales in the Game business increased approximately 48% compared with the third quarter of the previous year. In addition, significant operating income was recorded compared with an operating loss in the third quarter of the previous year. The improvement in results was primarily due to significant increases in demand for PlayStation 2 hardware and software during the 2001 year-end holiday selling season, and due to further cost reductions of such hardware. On a U.S. GAAP basis, primarily due to the previously mentioned factors and the positive impact of the yen's depreciation, sales increased 62.9% to ¥383.2 billion ($2,903 million) compared with the third quarter of the previous year. Correspondingly, operating income of ¥66.4 billion ($503 million) was recorded compared with an operating loss of ¥13.9 billion recorded in the third quarter of the previous year.

Regarding sales by geographic segment on a constant currency basis, sales significantly increased in Japan, the U.S., and Europe due to notable sales increases of PlayStation 2 hardware and software, especially in the U.S. and Europe, followed by Japan. However, sales of PS one hardware and software decreased in each area.

Total worldwide production shipments of the original PlayStation and PS one hardware were 1.03 million units for the quarter compared with 3.69 million units for the third quarter of the previous year, resulting in cumulative production shipments of 89.29 million units as of December 31, 2001. Worldwide production shipments of PlayStation 2 hardware were 5.42 million units for the quarter compared with 2.88 million units for the third quarter of the previous year, resulting in cumulative production shipments of 24.99 million units as of December 31, 2001. Worldwide production shipments of the original PlayStation and PS one software (including those from both Sony and third parties under Sony licenses) were 38 million units for the quarter compared with 54 million units for the third quarter of the previous year, resulting in cumulative production shipments of 840 million units as of December 31, 2001. Worldwide production shipments of PlayStation 2 software (including those from both Sony and third parties under Sony licenses) were 52.7 million units for the quarter compared with 16.9 million units for the third quarter of the previous year, resulting in cumulative production shipments of 125.2 million units as of December 31, 2001.

Inventories as of December 31, 2001 in the Game business were approximately ¥140.3 billion ($1,063 million), a decrease of approximately ¥51.4 billion compared with those as of September 30, 2001, primarily due to seasonal factors and higher sales of PlayStation 2, despite the yen's depreciation during the current quarter.

Music

During the third quarter ended December 31, 2001, on a constant currency basis (refer to Note I on page 2), sales in the Music business increased approximately 1% and operating income increased approximately 4%, compared with the third quarter of the previous year.

Regarding the results of Sony Music Entertainment Inc. ("SMEI"), the U.S.-based operation, on a constant currency basis, sales and operating income increased slightly compared with the third quarter of the previous year. This was primarily due to higher sales in Europe and the benefit of continuing global cost reduction initiatives, as well as the fact that a charge was recorded in the third quarter of the previous year relating to the closure of a music software manufacturing facility in the U.S. Sales increased only slightly because weak industry conditions persist worldwide, digital piracy continues to escalate, and the September 2001 terrorist attacks in the U.S. negatively affected market demand. Additionally, costs associated with SMEI's ongoing restructuring activities, including the reduction in the number of worldwide employees and the rationalization of digital media initiatives and portfolio investments, negatively affected the results. Best sellers during the quarter included Michael Jackson's *Invincible*, Shakira's *Laundry Service* and Anastacia's *Freak of Nature*.

Regarding the results of Sony Music Entertainment (Japan) Inc. ("SMEJ") and its subsidiaries in Japan, sales increased while operating income decreased compared with the third quarter of the previous year. This was primarily because, although several albums sold well at SMEJ, selling, general and administrative expenses increased, primarily because SMEJ increased advertising expenses to expand sales during the 2001 year-end holiday selling season. Best sellers during the quarter included Chemistry's *The way we are* and compilation album *Woman2*.

On a U.S. GAAP basis, due to the previously mentioned factors and the positive impact of the yen's depreciation, sales increased 10.5% to ¥209.0 billion ($1,583 million) and operating income increased 13.2% to ¥23.1 billion ($175 million) compared with the third quarter of the previous year.

Pictures

During the third quarter ended December 31, 2001, on a constant currency basis (refer to Note I on page 2), sales in the Pictures business were almost flat compared with the third quarter of the previous year and operating income was recorded compared with an operating loss in the third quarter of the previous year. The results in the Pictures business consist of the results of Sony Pictures Entertainment ("SPE"), the U.S.-based operation.

The relatively flat sales were a result of lower theatrical revenues resulting from the timing of film releases, including the poor performance of *Riding in Cars With Boys*, offset by the continued growth of the worldwide DVD market. Notable performers included *America's Sweethearts* and *The Animal* as well as strong carryover performance of prior year films including *Crouching Tiger, Hidden Dragon*. The improvement in profit performance over the third quarter of the previous year was primarily due to the film performance noted above offset by a one time restructuring charge of approximately ¥8.5 billion ($64 million) recorded during the current quarter. This charge primarily relates to costs incurred from SPE's previously announced decision to consolidate its domestic television operations and downsize its network television production business.

On a U.S. GAAP basis, due to the positive impact of the yen's depreciation, sales increased 12.2% to ¥158.5 billion ($1,201 million) compared with the third quarter of the previous year. Due to the previously mentioned factors, operating income of ¥0.3 billion ($2 million) was recorded compared with an operating loss of ¥2.4 billion recorded in the third quarter of the previous year.

Financial Services

Financial Services revenue increased 6.6% to ¥127.1 billion ($963 million) compared with the third quarter of the previous year. However, operating income decreased 64.7% to ¥2.1 billion ($16 million). The decline in profit performance during the quarter was primarily due to lower investment returns at Sony Life Insurance Co., Ltd. ("Sony Life").

During the third quarter ended December 31, 2001, Sony Life's revenues increased and profit decreased compared with the third quarter of the previous year. This was primarily because, although a net increase in life insurance-in-force from individual life insurance products such as term-life and medical expense coverage positively impacted results, an approximately ¥8.4 billion ($64 million) impairment loss was recorded for Argentine government bonds which Sony Life holds in its investment portfolio, and which it marked to market on December 31, 2001. The loss which was recorded did not materially affect Sony Life's solvency margin ratio, which represents an additional capacity on top of the policy reserve to pay insurance benefits. Sony Assurance Inc.'s revenues increased due to a net increase in automobile insurance-in-force. However, a loss was recorded primarily because costs, such as advertising expenses and payments for insurance benefits, were higher than revenue. This loss decreased compared with the loss recorded in the third quarter of the previous year primarily due to the previously mentioned revenue increase. Sony Finance International, Inc.'s revenues remained almost constant primarily because of higher leasing revenue offset by lower credit financing revenue, and profit increased slightly primarily because revaluation losses from interest rate swaps decreased compared with the third quarter of the previous year. Sony Bank Inc. recorded a loss primarily due to start-up expenses.

Other

Sales in the Other business decreased 6.5% to ¥37.8 billion ($287 million) and operating loss was almost flat at ¥1.7 billion ($13 million), compared with the third quarter of the previous year.

The sales decrease was primarily due to lower sales at an advertising agency business subsidiary in Japan, although sales of Sony Communication Network Corporation ("SCN") increased. The operating loss was due to losses at SCN and the location-based entertainment businesses in Japan and the U.S.

Consolidated Income before Income Taxes and Net Income

Regarding other income and expenses in consolidated results, other income decreased 56.9% to ¥13.6 billion ($103 million) and other expenses increased 31.8% to ¥52.9 billion ($401 million), compared with the third quarter of the previous year. As a result of the decrease in other income, the increase in other expenses, and the operating factors discussed above, income before income taxes decreased 12.4% to ¥119.3 billion ($904 million), compared with the third quarter of the previous year.

Other income decreased primarily because, in the third quarter of the previous year, a ¥9.6 billion gain on issuance of stock by SKY Perfect Communications Inc. was recorded. Other expenses increased primarily because, in the current quarter, foreign exchange loss, net, increased from ¥15.7 billion in the third quarter of the previous year to ¥30.7 billion ($233 million). This loss was primarily due to revaluation losses recorded in connection with foreign exchange forward contracts and foreign currency option contracts entered into to hedge the foreign currency risk associated with receivables from consolidated companies expected to be recorded after the current quarter. The loss also occurred as a result of foreign exchange losses realized in connection with foreign exchange forward contracts previously entered into to hedge the foreign currency risk associated with receivables from consolidated companies recorded in the current quarter. These losses reflected the sudden weakening of the yen's average rate against the euro and the U.S. dollar during the current quarter.

Income taxes decreased from ¥53.0 billion in the third quarter of the previous year to ¥39.0 billion ($296 million), primarily due to a decrease of income before income taxes and an approximately ¥6.4 billion ($48 million) reversal of valuation allowances for deferred tax assets. These allowances relate to operating loss carryforwards held at subsidiaries in Japan that are to be merged with other entities within the Sony group during the current fiscal year. Equity in net losses of affiliated companies increased from ¥10.3 billion in the third quarter of the previous year to ¥16.9 billion ($128 million) (refer to "**Results of Affiliated Companies Accounted for under the Equity Method**" below). As a result, net income decreased 14.4% to ¥64.0 billion ($485 million) compared with the third quarter of the previous year.

Regarding Sony's common stock, during the quarter, basic net income per share was ¥69.72 ($0.53) compared with net income per share of ¥81.72 in the third quarter of the previous year, and diluted net income per share was ¥64.87 ($0.49) compared with net income per share of ¥75.82 in the third quarter of the previous year. Regarding Sony's subsidiary tracking stock, during the quarter, basic net loss per share was ¥4.06 ($0.03) (refer to Note 3 on page 16).

Results of Affiliated Companies Accounted for under the Equity Method

Equity in net losses of affiliated companies increased from ¥10.3 billion in the third quarter of the previous year to ¥16.9 billion ($128 million). The current quarter's equity in net losses was generated primarily by approximately ¥7.4 billion ($56 million) in losses at Sony Ericsson Mobile Communications ("SEMC"), a joint venture focused on mobile phone handsets, which was established in October 2001. In addition, equity in net losses was recorded at American Video Glass Company ("AVGC"), a joint venture which produces CRT glass material in the U.S.; The Columbia House Company ("CHC"), a U.S.-based direct marketer of music and videos; and Telemundo Communications Group, Inc. ("Telemundo"), a U.S.-based Spanish language television network and station group. (See note under "**Outlook**" below regarding Telemundo.) Compared with the third quarter of the previous year, the amount of equity in net losses increased, primarily because a loss was recorded at SEMC, and because the loss increased at AVGC. However, no further net losses pertaining to Loews Cineplex Entertainment Corporation ("Loews"), a theatrical exhibition company, are reflected because Sony wrote off the entire carrying value of its investment in Loews in the previous fiscal year.

Cash Flows

The ¥206.2 billion increase in net cash flows provided by operating activities during the nine months of the current fiscal year compared with the nine months of the previous year occurred primarily because Sony reduced inventories and because the increase of notes and accounts receivable was relatively small. However, notes and accounts payable and accrued income and other taxes decreased. During the nine months, inventories decreased by ¥150.3 billion ($1,138 million) primarily in the Electronics business, reflecting Sony's enhanced control capability. Notes and accounts receivable increased only ¥52.5 billion ($398 million), due to increases in the Game and Pictures businesses offset by a decrease in the Electronics business, in which sales decreased and in which Sony implemented a program to sell account receivables totaling approximately ¥110.0 billion ($833 million). On the other hand, notes and accounts payable decreased by ¥149.9 billion ($1,135 million), primarily due to reductions in manufacturing in the Electronics business. Accrued income and other taxes decreased by ¥44.0 billion ($333 million), primarily because payments of income taxes increased during the nine months, reflecting a higher level of taxable income in the previous year.

The ¥145.3 billion increase in net cash flows used in investing activities during the nine months of the current fiscal year compared with the nine months of the previous year occurred primarily because, in the Financial Services business, increases in payments for investments and advances exceeded increases in proceeds from sales of securities investments and other and collections of advances. During the nine months, in the Financial Services business, due to an increase in investment assets in the life insurance and banking businesses, Sony used ¥469.0 billion ($3,553 million) for payments for investments and advances, while proceeds from sales of securities investments and other and collections of advances were ¥190.6 billion ($1,444 million). In addition, Sony used ¥293.1 billion ($2,221 million) for the purchase of fixed assets, primarily for semiconductor-related facilities in the Electronics and Game businesses. Payments for investments and advances (other than in the Financial Services business) were ¥77.5 billion ($587 million), consisting of approximately ¥51.1 billion ($387 million) for investments and approximately ¥26.4 billion ($200 million) for advances. Payments for investments included an approximately ¥20.0 billion ($152 million) investment in SEMC, which excludes investment of long-lived assets in kind equivalent to approximately ¥10.0 billion ($76 million), an approximately ¥14.9 billion ($113 million) investment in Square Co., Ltd., a game software developer, and additional investment in Telemundo.

The ¥105.9 billion increase in net cash flows provided by financing activities during the nine months of the current fiscal year compared with the nine months of the previous year was primarily due to increased short-term borrowings and a net increase in customers' deposits in the banking business. During the nine months, short-term borrowings increased by ¥239.4 billion ($1,814 million) primarily due to higher short-term borrowings by financial subsidiaries in the U.S. and Europe undertaken to increase liquidity in light of recent financial and economic developments and to fund cash requirements principally for working capital. The net increase in customers' deposits in the banking business which is included in "Other" in cash flows from financing activities was approximately ¥63.6 billion ($482 million). Payments of long-term debt were ¥164.0 billion ($1,242 million), including a redemption by Sony Corporation of ¥80.0 billion ($606 million) of bonds due in September 2001. Proceeds from issuance of long-term debt were ¥223.9 billion ($1,696 million), including an issuance by Sony Corporation of ¥150.0 billion ($1,136 million) of bonds in September 2001 and an issuance by Sony's U.S. finance subsidiary of approximately ¥66.0 billion ($500 million) of medium term notes in November 2001.

Investor Relations Contacts:

Tokyo	New York	London
Takeshi Sudo	Yas Hasegawa/Chris Hohman	Hanako Muto/Vanessa Jubenot
+81-(0)3-5448-2180	+1-212-833-6820/5011	+44-(0)20-7426-8760/8606

Business Segment Information

(Millions of yen, millions of U.S. dollars)

Sales and operating revenue	Three months ended December 31 2000	2001	Change	2001
Electronics				
Customers	¥ 1,445,166	¥ 1,413,742	-2.2%	$ 10,710
Intersegment	150,999	137,816		1,044
Total	1,596,165	1,551,558	-2.8	11,754
Game				
Customers	231,263	378,747	+63.8	2,869
Intersegment	3,956	4,412		34
Total	235,219	383,159	+62.9	2,903
Music				
Customers	178,461	192,197	+7.7	1,456
Intersegment	10,705	16,811		127
Total	189,166	209,008	+10.5	1,583
Pictures				
Customers	141,302	158,511	+12.2	1,201
Intersegment	0	0		0
Total	141,302	158,511	+12.2	1,201
Financial Services				
Customers	112,319	119,952	+6.8	909
Intersegment	6,897	7,102		54
Total	119,216	127,054	+6.6	963
Other				
Customers	21,135	24,164	+14.3	183
Intersegment	19,299	13,654		104
Total	40,434	37,818	-6.5	287
Elimination	(191,856)	(179,795)	—	(1,363)
Consolidated total	¥ 2,129,646	¥ 2,287,313	+7.4%	$ 17,328

Electronics intersegment amounts primarily consist of transactions with the Game business.
Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2000	2001	Change	2001
Electronics	¥ 133,118	¥ 70,569	-47.0%	$ 535
Game	(13,944)	66,410	—	503
Music	20,410	23,096	+13.2	175
Pictures	(2,390)	292	—	2
Financial Services	5,839	2,063	-64.7	16
Other	(1,644)	(1,710)	—	(13)
Total	141,389	160,720	+13.7	1,218
Corporate and elimination	3,388	(2,109)	—	(16)
Consolidated total	¥ 144,777	¥ 158,611	+9.6%	$ 1,202

Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration. In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the quarter ended December 31, 2001.

(Millions of yen, millions of U.S. dollars)

Sales and operating revenue	Nine months ended December 31 2000	2001	Change	2001
Electronics				
Customers	¥ 3,742,191	**¥ 3,638,101**	-2.8%	**$ 27,561**
Intersegment	297,854	**424,594**		**3,217**
Total	4,040,045	**4,062,695**	+0.6	**30,778**
Game				
Customers	459,927	**768,789**	+67.2	**5,824**
Intersegment	9,569	**12,106**		**92**
Total	469,496	**780,895**	+66.3	**5,916**
Music				
Customers	424,178	**454,941**	+7.3	**3,447**
Intersegment	29,530	**41,460**		**314**
Total	453,708	**496,401**	+9.4	**3,761**
Pictures				
Customers	363,270	**441,521**	+21.5	**3,345**
Intersegment	0	**0**		**0**
Total	363,270	**441,521**	+21.5	**3,345**
Financial Services				
Customers	322,182	**342,179**	+6.2	**2,592**
Intersegment	20,601	**21,285**		**162**
Total	342,783	**363,464**	+6.0	**2,754**
Other				
Customers	73,891	**66,570**	-9.9	**504**
Intersegment	44,421	**42,194**		**319**
Total	118,312	**108,764**	-8.1	**823**
Elimination	(401,975)	**(541,639)**	—	**(4,104)**
Consolidated total	¥ 5,385,639	**¥ 5,712,101**	+6.1%	**$ 43,273**

Electronics intersegment amounts primarily consist of transactions with the Game business.
Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2000	2001	Change	2001
Electronics	¥ 256,304	**¥ 44,853**	-82.5%	**$ 340**
Game	(34,884)	**67,357**	—	**510**
Music	11,921	**22,232**	+86.5	**168**
Pictures	(15,154)	**19,660**	—	**149**
Financial Services	16,210	**11,346**	-30.0	**86**
Other	(4,736)	**(5,448)**	—	**(41)**
Total	229,661	**160,000**	-30.3	**1,212**
Corporate and elimination	(1,164)	**(1,777)**	—	**(13)**
Consolidated total	¥ 228,497	**¥ 158,223**	-30.8%	**$ 1,199**

Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration. In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the nine months ended December 31, 2001.

Electronics Sales and Operating Revenue to Customers by Product Category

(Millions of yen, millions of U.S. dollars)

Sales and operating revenue	Three months ended December 31 2000	2001	Change	2001
Audio	¥ 231,742	¥ **239,315**	+3.3%	$ **1,813**
Video	234,903	**250,840**	+6.8	**1,900**
Televisions	222,796	**256,635**	+15.2	**1,944**
Information and Communications	341,907	**323,282**	-5.4	**2,449**
Semiconductors	65,790	**39,595**	-39.8	**300**
Components	174,005	**149,543**	-14.1	**1,133**
Other	174,023	**154,532**	-11.2	**1,171**
Total	¥ 1,445,166	¥ **1,413,742**	-2.2%	$ **10,710**

Sales and operating revenue	Nine months ended December 31 2000	2001	Change	2001
Audio	¥ 576,922	¥ **601,181**	+4.2%	$ **4,554**
Video	625,795	**652,836**	+4.3	**4,946**
Televisions	538,906	**556,100**	+3.2	**4,213**
Information and Communications	920,146	**902,053**	-2.0	**6,833**
Semiconductors	177,048	**136,967**	-22.6	**1,038**
Components	459,872	**419,305**	-8.8	**3,177**
Other	443,502	**369,659**	-16.6	**2,800**
Total	¥ 3,742,191	¥ **3,638,101**	-2.8%	$ **27,561**

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on pages 9 and 10 . The Electronics business is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2001, Sony has partly realigned its product category configuration in the Electronics business.
In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the current quarter. Sales of mobile phones are no longer recorded in the "Information and Communications" category as of the third quarter of the current fiscal year. From the third quarter, sales of mobile phones manufactured for Sony Ericsson Mobile Communications are recorded in the "Other" product category.

Geographic Segment Information

(Millions of yen, millions of U.S. dollars)

Sales and operating revenue	Three months ended December 31 2000	2001	Change	2001
Japan	¥ 648,515	¥ **606,985**	-6.4%	$ **4,598**
United States	653,087	**783,181**	+19.9	**5,933**
Europe	464,286	**537,605**	+15.8	**4,073**
Other Areas	363,758	**359,542**	-1.2	**2,724**
Total	¥ 2,129,646	¥ **2,287,313**	+7.4%	$ **17,328**

Sales and operating revenue	Nine months ended December 31 2000	2001	Change	2001
Japan	¥ 1,764,784	¥ **1,662,078**	-5.8%	$ **12,592**
United States	1,599,187	**1,905,700**	+19.2	**14,437**
Europe	1,079,555	**1,199,414**	+11.1	**9,086**
Other Areas	942,113	**944,909**	+0.3	**7,158**
Total	¥ 5,385,639	¥ **5,712,101**	+6.1%	$ **43,273**

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended December 31			
	2000	**2001**	Change	**2001**
Sales and operating revenue:			%	
Net sales	¥ 2,008,998	**¥ 2,157,820**		$ **16,347**
Financial service revenue	112,319	**119,952**		**909**
Other operating revenue	8,329	**9,541**		**72**
	2,129,646	**2,287,313**	+7.4	**17,328**
Costs and expenses:				
Cost of sales	1,454,741	**1,550,162**		**11,744**
Selling, general and administrative	423,648	**460,650**		**3,489**
Financial service expenses	106,480	**117,890**		**893**
	1,984,869	**2,128,702**		**16,126**
Operating income	144,777	**158,611**	+9.6	**1,202**
Other income:				
Interest and dividends	4,933	**3,973**		**30**
Royalty income	4,370	**4,849**		**37**
Gain on sales of securities investments and other, net	738	**317**		**2**
Gain on issuances of stock by equity investees	9,551	**87**		**1**
Other	11,884	**4,325**		**33**
	31,476	**13,551**		**103**
Other expenses:				
Interest	11,997	**9,842**		**75**
Loss on devaluation of securities investments	521	**2,789**		**21**
Foreign exchange loss, net	15,657	**30,748**		**233**
Other	11,927	**9,494**		**72**
	40,102	**52,873**		**401**
Income before income taxes	136,151	**119,289**	-12.4	**904**
Income taxes	53,007	**39,038**		**296**
Income before minority interest and equity in net losses of affiliated companies	83,144	**80,251**		**608**
Minority interest in income (loss) of consolidated subsidiaries	(1,967)	**(706)**		**(5)**
Equity in net losses of affiliated companies	10,338	**16,934**		**128**
Net income	¥ 74,773	**¥ 64,023**	-14.4	$ **485**
Per share data				
Common stock				
Net income				
— Basic	¥ 81.72	**¥ 69.72**	-14.7	$ **0.53**
— Diluted	75.82	**64.87**	-14.4	**0.49**
Subsidiary tracking stock				
Net loss				
— Basic	—	**(4.06)**	—	**(0.03)**

(Millions of yen, millions of U.S. dollars, except per share amounts)

	Nine months ended December 31			
	2000	2001	Change	2001
			%	
Sales and operating revenue:				
Net sales	¥ 5,034,086	¥ 5,343,470		$ 40,481
Financial service revenue	322,182	342,179		2,592
Other operating revenue	29,371	26,452		200
	5,385,639	5,712,101	+6.1	43,273
Costs and expenses:				
Cost of sales	3,674,332	3,926,022		29,743
Selling, general and administrative	1,176,838	1,297,023		9,825
Financial service expenses	305,972	330,833		2,506
	5,157,142	5,553,878		42,074
Operating income	228,497	158,223	-30.8	1,199
Other income:				
Interest and dividends	15,905	11,618		88
Royalty income	18,763	18,743		142
Gain on sales of securities investments and other, net	23,237	317		2
Gain on issuances of stock by equity investees	17,987	503		4
Other	32,758	25,144		191
	108,650	56,325		427
Other expenses:				
Interest	32,568	32,539		247
Loss on devaluation of securities investments	2,951	13,615		103
Foreign exchange loss, net	13,803	30,963		235
Other	37,940	31,859		241
	87,262	108,976		826
Income before income taxes	249,885	105,572	-57.8	800
Income taxes	108,283	74,119		562
Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	141,602	31,453		238
Minority interest in income (loss) of consolidated subsidiaries	(5,842)	(9,635)		(73)
Equity in net losses of affiliated companies	41,979	26,298		199
Income before cumulative effect of accounting changes	105,465	14,790	-86.0	112
Cumulative effect of accounting changes (2000:Including ¥491million income tax expense 2001:Net of income taxes of ¥2,975million)	(104,473)	5,978		45
Net income	¥ 992	¥ 20,768	+1,993.5	$ 157
Per share data				
Common stock				
Income before cumulative effect of accounting changes				
— Basic	¥ 115.51	¥ 16.12	-86.0	$ 0.12
— Diluted	107.90	16.07	-85.1	0.12
Net income				
— Basic	1.09	22.63	+1,976.1	0.17
— Diluted	2.83	22.56	+697.2	0.17
Subsidiary tracking stock				
Net loss				
— Basic	—	(4.90)	—	(0.04)

Condensed Consolidated Balance Sheets (Unaudited)

(Millions of yen, millions of U.S. dollars)

ASSETS	December 31 2000	March 31 2001	**December 31 2001**	**December 31 2001**
Current assets:				
Cash and time deposits	¥ 587,743	¥ 613,154	**¥ 752,496**	**$ 5,701**
Marketable securities	149,756	90,094	**155,163**	**1,175**
Notes and accounts receivable, less allowances	1,433,000	1,295,304	**1,412,083**	**10,698**
Inventories	1,028,524	942,876	**816,114**	**6,183**
Other	535,439	536,046	**587,175**	**4,448**
Total current assets	3,734,462	3,477,474	**3,723,031**	**28,205**
Film costs	275,450	297,617	**352,197**	**2,668**
Investments and advances	1,229,466	1,388,988	**1,594,484**	**12,079**
Property, plant and equipment, less depreciation	1,309,922	1,434,299	**1,436,286**	**10,881**
Other assets:				
Intangibles	210,703	221,289	**228,113**	**1,728**
Goodwill	298,497	305,159	**312,977**	**2,371**
Deferred insurance acquisition costs	260,081	270,022	**295,533**	**2,239**
Other	396,595	433,118	**497,417**	**3,769**
Total other assets	1,165,876	1,229,588	**1,334,040**	**10,107**
	¥ 7,715,176	¥ 7,827,966	**¥ 8,440,038**	**$ 63,940**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Short-term debt	¥ 488,106	¥ 356,373	**¥ 475,588**	**$ 3,603**
Notes and accounts payable, trade	981,115	925,021	**789,339**	**5,980**
Accounts payable, other and accrued expenses	754,906	807,532	**896,884**	**6,795**
Accrued income and other taxes	155,859	133,031	**113,293**	**858**
Other	376,310	424,783	**477,219**	**3,615**
Total current liabilities	2,756,296	2,646,740	**2,752,323**	**20,851**
Long-term liabilities:				
Long-term debt	836,114	843,687	**1,052,778**	**7,976**
Accrued pension and severance costs	150,505	220,787	**231,900**	**1,757**
Deferred income taxes	194,887	175,148	**160,317**	**1,215**
Future insurance policy benefits and other	1,293,133	1,366,013	**1,569,068**	**11,887**
Other	197,965	241,101	**252,625**	**1,913**
Total long-term liabilities	2,672,604	2,846,736	**3,266,688**	**24,748**
Minority interest in consolidated subsidiaries	28,749	19,037	**31,913**	**242**
Stockholders' equity:				
Capital stock	466,642	472,002	**476,031**	**3,606**
Additional paid-in capital	957,028	962,401	**968,147**	**7,334**
Retained earnings	1,212,866	1,217,110	**1,226,219**	**9,290**
Accumulated other comprehensive income	(371,482)	(328,567)	**(273,788)**	**(2,074)**
Treasury stock, at cost	(7,527)	(7,493)	**(7,495)**	**(57)**
Total stockholders' equity	2,257,527	2,315,453	**2,389,114**	**18,099**
	¥ 7,715,176	¥ 7,827,966	**¥ 8,440,038**	**$ 63,940**

Consolidated Statements of Cash Flows (Unaudited)

(Millions of yen, millions of U.S.dollars)

	Nine months ended December 31 2000	2001	2001
Cash flows from operating activities:			
Net income	¥ 992	¥ 20,768	$ 157
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization, including amortization of deferred insurance acquisition costs	250,068	262,179	1,986
Amortization of film costs	161,012	165,105	1,251
Accrual for pension and severance costs, less payments	19,295	8,922	68
Gain or loss on sale, disposal or impairment of long-lived assets, net	11,320	23,099	175
Deferred income taxes	(18,793)	(29,698)	(225)
Equity in net losses of affiliated companies, net of dividends	43,646	28,938	219
Cumulative effect of accounting changes	104,473	(5,978)	(45)
Changes in assets and liabilities:			
Increase in notes and accounts receivable	(348,213)	(52,521)	(398)
(Increase) decrease in inventories	(212,634)	150,272	1,138
Increase in film costs (after adjusted cumulative effect of an accounting change)	(184,631)	(197,605)	(1,497)
Increase (decrease) in notes and accounts payable	161,059	(149,850)	(1,135)
Increase (decrease) in accrued income and other taxes	59,441	(44,042)	(333)
Increase in future insurance policy benefits and other	168,260	203,054	1,538
Increase in deferred insurance acquisition costs	(50,424)	(53,848)	(408)
Changes in other current assets and liabilities, net	50,872	51,479	390
Other	(91,205)	(49,506)	(375)
Net cash provided by operating activities	124,538	330,768	2,506
Cash flows from investing activities:			
Payments for purchases of fixed assets	(292,646)	(293,123)	(2,221)
Proceeds from sales of fixed assets	25,443	34,216	259
Payments for investments and advances by financial service business	(206,818)	(469,028)	(3,553)
Payments for investments and advances (other than financial service business)	(88,473)	(77,502)	(587)
Proceeds from sales of securities investments and other and collections of advances by financial service business	63,732	190,585	1,444
Proceeds from sales of securities investments and other and collections of advances (other than financial service business)	43,113	18,308	139
Payments for purchases of marketable securities	(8,098)	(963)	(7)
Proceeds from sales of marketable securities	21,659	8,252	62
Increase in time deposits	(3,529)	(1,641)	(12)
Net cash used in investing activities	(445,617)	(590,896)	(4,476)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	189,306	223,888	1,696
Payments of long-term debt	(104,010)	(163,992)	(1,242)
Increase in short-term borrowings	199,442	239,434	1,814
Proceeds from issuance of subsidiary tracking stock	—	9,529	72
Dividends paid	(22,774)	(22,951)	(174)
Other	(1,148)	80,797	612
Net cash provided by financing activities	260,816	366,705	2,778
Effect of exchange rate changes on cash and cash equivalents	11,661	30,345	230
Net increase (decrease) in cash and cash equivalents	(48,602)	136,922	1,038
Cash and cash equivalents at beginning of year	626,064	607,245	4,600
Cash and cash equivalents at end of the third quarter	¥ 577,462	¥ 744,167	$ 5,638
Supplemental data:			
Cash paid during the nine months ended December 31 for -			
Income taxes	¥ 81,333	¥ 128,181	$ 971
Interest	¥ 34,230	¥ 30,161	$ 228
Non-cash investing and financing activities -			
Conversions of convertible debt into common stock and additional paid-in capital	¥ 29,698	¥ 209	$ 2

(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥132=U.S.$1, the approximate Tokyo foreign exchange market rate as of December 28, 2001.

2. As of December 31, 2001, Sony had 1,077 consolidated subsidiaries. It has applied the equity accounting method in respect to its 105 affiliated companies.

3. On June 20, 2001, Sony Corporation issued shares of Subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation ("SCN"), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. Sony calculates and presents per share data separately for Sony's Common stock and for Subsidiary tracking stock, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share." Holders of tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to Subsidiary tracking stock are determined by the portion of SCN's earnings available for dividends from the date of issuance attributable to Subsidiary tracking stock holders. The earnings allocated to Common stock are calculated by subtracting the earnings allocated to Subsidiary tracking stock from Sony's net income for the period.

   Weighted-average shares used for computation of earnings per share of Common stock are as follows. The dilutive effect mainly resulted from convertible bonds. In accordance with FAS No.128 the computation of diluted net income per share for the nine months ended December 31, 2000 and 2001 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of assumed conversion of convertible bonds in diluted net income.

Weighted-average shares		(Thousands of shares)
	Three months ended December 31	
	2000	**2001**
Net income		
— Basic	914,952	**918,470**
— Diluted	994,091	**996,345**

Weighted-average shares		(Thousands of shares)
	Nine months ended December 31	
	2000	**2001**
Income before cumulative effect of accounting changes and Net income		
— Basic	913,064	**918,450**
— Diluted	994,276	**921,407**

   Weighted-average shares used for computation of earnings per share of Subsidiary tracking stock for the three months ended December 31, 2001 and the nine months ended December 31, 2001 are 3,072 thousand shares. There were no potentially dilutive securities outstanding at December 31, 2001.

4. Sony's comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liability adjustment and foreign currency translation adjustments. The net income, other comprehensive income and comprehensive income for the three months and the nine months ended December 31, 2000 and 2001 were as follows;

	Three months ended December 31			Nine months ended December 31		
	2000	2001	2001	2000	2001	2001
Net income	¥ 74,773	¥ 64,023	$ 485	¥ 992	¥ 20,768	$ 157
Other comprehensive income	86,768	123,722	937	53,834	54,779	415
Unrealized gains (losses) on securities	4,338	(9,251)	(70)	(17,634)	(35,913)	(272)
Unrealized gains on derivative instruments	—	1,087	8	—	2,821	21
Foreign currency translation adjustments	82,430	131,886	999	71,468	87,871	666
Comprehensive income	¥ 161,541	¥ 187,745	$ 1,422	¥ 54,826	¥ 75,547	$ 572

(Millions of yen, millions of U.S. dollars)

5. In the fourth quarter ended March 31, 2001, Sony adopted Staff Accounting Bulletin ("SAB") No.101, "Revenue Recognition in Financial Statements" issued by the Securities and Exchange Commission, effective as of April 1, 2000. As a result, in the first quarter ended June 30, 2000, a one-time non-cash cumulative effect adjustment of ¥2,821 million was recorded in the income statement directly above the caption of "net income" for a change in accounting principle, which resulted in a decrease of net income in the nine months ended December 31, 2000 by the same amount. Sony has restated its consolidated financial statements for the three months and nine months ended December 31, 2000. The accounting change did not have a material effect on Sony's consolidated financial statements.

6. Effective with the fourth quarter ended March 31, 2001, gain or loss on sale, disposal or impairment of long-lived assets, net which were previously included in other income/expenses are included in selling, general and administrative expenses. Such amounts for the three months and nine months ended December 31, 2000 have been reclassified to conform to the presentation for this year.

7. In the first quarter ended June 30, 2000, Sony adopted Statement of Position 00-2, "Accounting by Producers or Distributors of Films" issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. As a result, in the first quarter ended June 30, 2000, a ¥101,653 million loss derived from a one-time non-cash cumulative effect adjustment was recorded in the income statement directly above the caption of "Net income" for a change in accounting principle.

8. Adoption of New Accounting Standards

Derivative instruments and hedging activities

On April 1, 2001, Sony adopted FAS No.133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No.138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No.133." FAS No.133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No.133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

As a result of the adoption of the new standard, Sony's Operating income, Income before income taxes and Net income for the three months ended December 31, 2001 increased by ¥1,307 million ($10 million), ¥1,968 million ($15 million) and ¥1,083 million ($8 million), respectively. Sony's Operating income, Income before income taxes and Net income for the nine months ended December 31, 2001 decreased by ¥3,616 million ($27 million), ¥3,307 million ($25 million) and ¥2,444 million ($19 million), respectively. Additionally, on April 1, 2001, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income.

Accounting for Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board issued FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets". FAS No.141 supersedes Accounting Principles Board Opinion ("APB") No. 16 "Business Combinations" and FAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under FAS No. 141, all business combinations are required to be accounted for under a single method, the purchase method. This new statement prohibits the use of the pooling-of-interests method, which was previously permitted under APB No. 16, for business combinations initiated after June 30, 2001. FAS No. 142 supersedes APB No. 17 "Intangible Assets". This new statement addresses the accounting for acquired goodwill and other intangible assets. FAS No. 142 is effective for fiscal years beginning after December 15, 2001, but allows for early adoption for those companies with fiscal years beginning after March 15, 2001. As FAS No. 142 is now considered the preferable basis of accounting for goodwill and intangible assets, Sony decided to early adopt this new accounting standard retroactive to the beginning of the fiscal year.

Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Upon the adoption of this new Statement, Sony reassessed the useful lives of its intangible assets and determined that certain intangible assets including trademarks have indefinite lives and as a result, will no longer be amortized. At April 1, 2001, intangible assets having an indefinite life totaled ¥76,029 million ($576 million). In the first quarter ended June 30, 2001, Sony completed the transitional impairment test for these intangible assets and determined that the fair value of these assets is in excess of the current carrying amount. Accordingly, no impairment loss was recorded for intangible assets upon the adoption of FAS No. 142. During the second quarter ended September 30, 2001, Sony has also completed the transitional impairment test for existing goodwill as required by FAS No. 142. Sony has determined that the fair value of each reporting unit which includes goodwill is in excess of the carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of FAS No. 142.

As a result of the adoption of FAS No. 142, Sony's Operating income and Income before income taxes for the three months and nine months ended December 31, 2001 increased by ¥5,099 million ($39 million) and ¥14,889 million ($113 million), respectively. Income before cumulative effect of accounting changes as well as Net income for the three months and nine months ended December 31, 2001 increased by ¥4,805 million ($36 million) and ¥13,993 million ($106 million), respectively.

Amounts previously reported for Income before cumulative effect of accounting changes, Net income and basic and diluted earnings per share (EPS) for the three months and nine months ended December 31, 2000 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and indefinite-lived intangible assets as follows:

	(Millions of yen, except per share amounts) Three months ended December 31, 2000	Nine months ended December 31, 2000
Reported Income before cumulative effect of accounting changes		¥105,465
Add back:		
Goodwill amortization		10,596
Intangible asset amortization		1,761
Adjusted Income before cumulative effect of accounting changes		¥117,822
Reported Net income	¥ 74,773	¥ 992
Add back:		
Goodwill amortization	3,447	10,596
Intangible asset amortization	587	1,761
Adjusted Net income	¥ 78,807	¥ 13,349
Per share data:		
Income before cumulative effect of accounting changes		
Reported Basic EPS		¥ 115.51
Add back:		
Goodwill amortization		11.60
Intangible asset amortization		1.93
Adjusted Basic EPS		¥ 129.04
Reported Diluted EPS		¥ 107.90
Add back:		
Goodwill amortization		10.66
Intangible asset amortization		1.77
Adjusted Diluted EPS		¥ 120.33

	Three months ended December 31,2000	Nine months ended December 31,2000
Net income		
Reported Basic EPS	¥ 81.72	¥ 1.09
Add back:		
Goodwill amortization	3.77	11.60
Intangible asset amortization	0.64	1.93
Adjusted Basic EPS	¥ 86.13	¥ 14.62
Reported Diluted EPS	¥ 75.82	¥ 2.83
Add back:		
Goodwill amortization	3.47	10.66
Intangible asset amortization	0.59	1.77
Adjusted Diluted EPS	¥ 79.88	¥ 15.26

Other Consolidated Financial Data

(Millions of yen, millions of U.S. dollars)

	Three months ended December 31			
	2000	**2001**	Change	**2001**
Capital expenditures (additions to fixed assets)	¥ 90,463	**¥ 75,160**	-16.9%	**$ 569**
Depreciation and amortization*	87,207	**94,603**	+8.5	**717**
(Depreciation of tangible assets)	67,872	**77,572**	+14.3	**588**
R&D expenses	100,012	**98,918**	-1.1	**749**

	Nine months ended December 31			
	2000	**2001**	Change	**2001**
Capital expenditures (additions to fixed assets)	¥ 260,239	**¥ 254,594**	-2.2%	**$ 1,929**
Depreciation and amortization*	250,068	**262,179**	+4.8	**1,986**
(Depreciation of tangible assets)	192,045	**215,646**	+12.3	**1,634**
R&D expenses	298,448	**325,283**	+9.0	**2,464**

* Including amortization of deferred insurance acquisition costs

Outlook

Regarding the forecast of Sony's consolidated results for the fiscal year ending March 31, 2002, Sony revised slightly upward its forecast for sales and operating income announced on October 25, 2001, while maintaining its forecast for income before income taxes and net income. Sony maintained its forecast for capital expenditures and depreciation and amortization.

		Change from previous year
Sales and operating revenue	¥7,550 billion	+ 3%
Operating income	130 billion	- 42
Income before income taxes	70 billion	- 74
Net income	10 billion	- 40
Capital expenditures (additions to fixed assets)	¥350 billion	- 25%
Depreciation and amortization*	390 billion	+ 12
(Depreciation expenses for tangible assets)	(330 billion)	(+ 22)

* Including amortization of intangible assets and amortization of deferred insurance acquisition costs

The above forecast includes the following additional factors which were not included in the forecast as of October 2001:

i) Sony used yen-dollar and yen-euro average exchange rates for the fourth quarter of the fiscal year ending March 31, 2002 of approximately ¥130 and ¥115, respectively.

ii) In the Electronics business, although demand for Sony's consumer AV/IT products showed signs of health, especially in the U.S. during the 2001 year-end holiday selling season, and the yen's depreciation is expected to positively impact results, Sony recognizes that the difficult operating environment is expected to continue due to deterioration of the semiconductor business and intense price competition in the PC-related market.

iii) In the Game business, Sony has revised upward its forecast as of October 2001, primarily due to strong performance of PlayStation 2.

In the difficult operating environment, in line with countermeasures announced on September 28, 2001, Sony intends to continue to thoroughly focus on key businesses, streamline manufacturing facilities, reduce costs, carefully screen investments, and reduce inventories in order to improve its ability to achieve profit even if sales increase only modestly.

Note: In October 2001, SPE and other companies which own Telemundo reached an agreement with National Broadcasting Company, Inc., a media company owned by General Electric Company, to sell 100% of the equity of Telemundo. However, because Sony does not expect proceeds and gains from this sale to be realized during the fiscal year ending March 31, 2002, these are not reflected in the above forecast.

(For Reference)

October 2001 forecast of consolidated results, capital expenditures, and depreciation and amortization:

		Change from previous year
Sales and operating revenue	¥7,500 billion	+ 3%
Operating income	120 billion	- 47
Income before income taxes	70 billion	- 74
Net income	10 billion	- 40
Capital expenditures (additions to fixed assets)	¥350 billion	- 25%
Depreciation and amortization*	390 billion	+ 12
(Depreciation expenses for tangible assets)	(330 billion)	(+ 22)

* Including amortization of intangible assets and amortization of deferred insurance acquisition costs

(In preparing the forecast as of October 2001, Sony used yen-dollar and yen-euro exchange rates of approximately ¥115 and ¥105, respectively, for the second half of the fiscal year ending March 31, 2002.)

Cautionary Statement

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) general economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are dominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses), (iv) Sony's ability to implement successfully the restructuring of its Electronics business and its network strategy for its Electronics business; (v) Sony's ability to compete and develop and implement successful sales and distribution strategies in light of Internet and other technological developments in its Music and Pictures businesses; (vi) Sony's continued ability to devote sufficient resources to research and development and capital expenditures; (vii) the success of Sony's joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.